

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

<u>Via E-mail</u>
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

> **Re:** **Intelligent Highway Solutions, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 14, 2014**
> **File No. 000-55154**

Dear Mr. Jones:

We issued comments to you on the above captioned filing on March 6, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 7, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Henderson, Staff Accountant at 202-551-3364 or if you have any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director